Exhibit 21

Matson, Inc.

Subsidiaries as of February 1, 2014

Name of Subsidiary	State or Other Jurisdiction Under Which Organized
ABHI-Crockett, Inc.	Hawaii
Matson Navigation Company, Inc.	Hawaii
Subsidiaries:
Matson Logistics, Inc.	Hawaii
Subsidiaries:
Matson Logistics Services, LLC	Hawaii
Matson Logistics Warehousing, Inc.	Hawaii
Matson Terminals, Inc.	Hawaii
Matson Ventures, Inc.	Hawaii
Matson Logistics (Shanghai) Co., Ltd.	China
Matson Shipping (Hong Kong) Limited	Hong Kong
Matson Shipping (Shanghai) Co., Ltd.	China
Matson South Pacific Holdco Limited	New Zealand
Subsidiaries:
Matson South Pacific Limited	New Zealand
Subsidiaries:
Matson Cook Islands Limited	Cook Islands
Tranz Pacific Management Limited	New Zealand
Matson (Antigua) Limited	Antigua and Barbuda
Reef Nauru Limited	New Zealand
Subsidiary:
Reef Nauru II Shipping Limited	Antigua and Barbuda